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# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

**Form 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934**

For the month of **June, 2011**

Commission File Number **001-28980**

## ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
**3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473**
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

**Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

| | |
|---|---|
| | Royal Standard Minerals Inc. |
| | (Registrant) |
| Date:   June 3, 2011 | By        \S\ Roland M. Larsen |
| | President & CEO |

SEC1815 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.



**Royal Standard Minerals Inc.**
(Continued under the Canada Business Corporations Act)

(An Exploration Stage Company)

**(Expressed in United States Dollars)**
**Consolidated Financial Statements**

**January 31, 2011 and 2010**

**Management's Responsibility for Financial Reporting**

The accompanying consolidated financial statements of Royal Standard Minerals Inc. (An Exploration Stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in Note 2 to the consolidated financial statements.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the years presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the years presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.


(signed) "Roland M. Larsen"                                          (signed) "J. Allan Ringler"

Roland M. Larsen                                                     J. Allan Ringler
President and Chief Executive Officer                               Chief Financial Officer


Toronto, Canada
May 30, 2011

**Independent Auditors' Report**

To the Shareholders of
Royal Standard Minerals Inc.
(An Exploration Stage Company)

**Report on the Consolidated Financial Statements**

We have audited the accompanying consolidated financial statements of Royal Standard Minerals Inc. which comprise of the consolidated balance sheets as at January 31, 2011 and 2010 and the consolidated statements of mineral properties, operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the years in the three-year period ended January 31, 2011 and for the period from inception on June 26, 1996 to January 31, 2011, and a summary of significant accounting policies and other explanatory information.

**Management's Responsibility for the Consolidated Financial Statements**

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

**Auditors' Responsibility**

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Royal Standard Minerals Inc. as at January 31, 2011 and 2010 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2011 and for the period from inception on June 26, 1996 to January 31, 2011 in accordance with Canadian generally accepted accounting principles.

**Emphasis of matter**

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes uncertainty regarding the Company's ability to continue as a going concern.

**Other matters**

We did not audit the consolidated financial statements of Royal Standard Minerals Inc. for the period from inception on June 26, 1996 to January 31, 2008. Those consolidated financial statements were audited by other auditors who issued a report without reservation on March 28, 2008.

Signed: *"MSCM LLP"*

**Chartered Accountants**
**Licensed Public Accountants**

Toronto, Ontario
May 30, 2011

# Royal Standard Minerals Inc.
(An Exploration Stage Company)
**Consolidated Balance Sheets**
(expressed in United States Dollars)

| As at January 31 | | 2011 | | 2010 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current | | | | |
| Cash | $ | 102,038 | $ | 745,779 |
| Marketable securities (Note 5) | | 52,000 | | 60,500 |
| Sundry receivables and prepaids | | 61,277 | | 24,537 |
| | | 215,315 | | 830,816 |
| Due from related parties (Note 14) | | - | | 121,740 |
| Reclamation bonds (Note 6) | | 537,860 | | 534,984 |
| Mineral properties (Note 7) | | 12,009,423 | | 19,799,686 |
| Equipment, net (Note 8) | | 453,733 | | 725,906 |
| | $ | 13,216,331 | $ | 22,013,132 |
| **Liabilities** | | | | |
| Current | | | | |
| Accounts payable and accrued liabilities | $ | 578,627 | $ | 301,381 |
| Due to related parties (Note 14) | | 357,061 | | - |
| | | 935,688 | | 301,381 |
| Asset retirement obligation (Note 9) | | 232,010 | | 232,010 |
| | | 1,167,698 | | 533,391 |
| **Shareholders' Equity** | | | | |
| Share capital (Note 10(b)) | | 28,098,264 | | 28,098,264 |
| Contributed surplus (Note 11) | | 10,076,866 | | 10,076,866 |
| Deficit | | (26,092,373) | | (16,669,265) |
| Accumulated other comprehensive loss | | (34,124) | | (26,124) |
| | | 12,048,633 | | 21,479,741 |
| | $ | 13,216,331 | $ | 22,013,132 |

**Going Concern** (Note 1)
**Contingencies** (Note 15)

**Approved by the Board**:


Roland M. Larsen        James B. Clancy
    **Director**               **Director**



The accompanying notes are an integral part of these consolidated financial statements.

# Royal Standard Minerals Inc.

(An Exploration Stage Company)
**Consolidated Statements of Mineral Properties**
(expressed in United States Dollars)

| For the years ended January 31 | 2011 | 2010 | Cumulative from date of inception of project |
|---|---|---|---|
| **Gold Wedge Project** | | | |
| Opening balance | **$16,087,544** | $15,177,300 | $ - |
| | | | |
| Property acquisition costs | **40,492** | 430,028 | 1,192,167 |
| Travel | **65,983** | 6,914 | 398,260 |
| Mine development costs | **42,312** | 10,671 | 1,089,100 |
| Drilling | **-** | (202) | 948,793 |
| General exploration | **-** | - | 133,353 |
| Professional fees | **65,550** | 7,528 | 145,714 |
| Consulting, wages and salaries | **240,392** | 282,548 | 5,222,103 |
| Office and general | **84,314** | 118,112 | 1,758,620 |
| Analysis and assays | **2,225** | 7,983 | 157,835 |
| Supplies, equipment and transportation | **(9,010)** | 54,153 | 3,677,741 |
| Amortization | **254,908** | 322,524 | 2,481,039 |
| Net proceeds from sale of exploration ore | **-** | (330,015) | (330,015) |
| Written down | **(8,437,355)** | - | (8,437,355) |
| | | | |
| Activity during the year | **(7,650,189)** | 910,244 | 8,437,355 |
| | | | |
| Closing balance | **$ 8,437,355** | $16,087,544 | $ 8,437,355 |
| **Pinon Project** | | | |
| Opening balance | **$ 2,001,517** | $ 1,931,122 | $ - |
| | | | |
| Property acquisition costs | **102,706** | 54,013 | 712,923 |
| Travel | **-** | - | 78,326 |
| Drilling | **-** | - | 130,600 |
| General exploration | **-** | - | 7,765 |
| Professional fees | **-** | 19,668 | 85,941 |
| Office and general | **-** | - | 98,120 |
| Geologist | **-** | - | 32,653 |
| Consulting, wages and salaries | **(15,711)** | 258 | 643,624 |
| Reclamation costs | **-** | - | 167,785 |
| Analysis and assays | **-** | - | 74,042 |
| Supplies, equipment and transportation | **-** | (3,544) | 56,733 |
| | | | |
| Activity during the year | **86,995** | 70,395 | 2,088,512 |
| | | | |
| Closing balance | **$ 2,088,512** | $ 2,001,517 | $ 2,088,512 |



The accompanying notes are an integral part of these consolidated financial statements.

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Consolidated Statements of Mineral Properties (continued)**
(expressed in United States Dollars)

| For the years ended January 31 | 2011 | 2010 | Cumulative from date of inception of project |
|---|---|---|---|
| **Railroad Project** | | | |
| Opening balance | $ - | $ 460,013 | $ - |
| | | | |
| Property acquisition costs | - | 5,980 | 465,993 |
| Professional fees | - | 123,580 | 123,580 |
| Consulting, wages and salaries | - | 27,727 | 27,727 |
| Sale of property (note 7(b)) | - | (617,300) | (617,300) |
| | | | |
| Activity during the year | - | (460,013) | - |
| | | | |
| Closing balance | $ - | $ - | $ - |
| | | | |
| **Fondaway Project** | | | |
| Opening balance | $ 339,776 | $ 302,279 | $ - |
| | | | |
| Property acquisition costs | 58,037 | 37,497 | 378,537 |
| Travel | - | - | 3,279 |
| Drilling | - | - | 15,646 |
| Analysis and assays | - | - | 351 |
| Written off | (397,813) | - | (397,813) |
| | | | |
| Activity during the year | (339,776) | 37,497 | - |
| | | | |
| Closing balance | $ - | $ 339,776 | $ - |
| | | | |
| **Kentucky Project** | | | |
| Opening balance | $ 1,370,849 | $ 1,136,682 | $ - |
| | | | |
| Property acquisition costs | (300) | 300 | 418,000 |
| Travel | 62 | 12,162 | 26,051 |
| Reclamation | 444 | 2,925 | 22,646 |
| Professional fees | 17,786 | 29,673 | 96,139 |
| Consulting, wages and salaries | 49,150 | 43,694 | 256,672 |
| Office and general | 15,223 | 35,825 | 111,703 |
| Supplies, equipment and transportation | 13,646 | 93,508 | 413,959 |
| Rent | - | 750 | 94,010 |
| Amortization | 16,696 | 15,330 | 44,376 |
| | | | |
| Activity during the year | 112,707 | 234,167 | 1,483,556 |
| | | | |
| Closing balance | $ 1,483,556 | $ 1,370,849 | $ 1,483,556 |
| | | | |
| **TOTAL** | **$12,009,423** | $19,799,686 | $12,009,423 |



The accompanying notes are an integral part of these consolidated financial statements.

# Royal Standard Minerals Inc.

(An Exploration Stage Company)
**Consolidated Statements of Operations**
(expressed in United States Dollars)

| For the years ended January 31 | 2011 | 2010 | 2009 | Cumulative from date of inception June 26, 1996 |
|---|---|---|---|---|
| **Expenses** | | | | |
| General and administrative (Notes 14 and 16) | $ 674,394 $ | 656,001 $ | 456,487 $ | 5,158,946 |
| Consulting, wages and salaries (Note 14) | 65,759 | 444,159 | 324,963 | 2,830,781 |
| Stock-based compensation (Note 11) | - | 311,471 | - | 5,934,302 |
| General exploration | - | - | - | 211,835 |
| Amortization | 1,122 | 1,282 | 1,788 | 17,482 |
| | 741,275 | 1,412,913 | 783,238 | 14,153,346 |
| **Loss before the following items** | **(741,275)** | **(1,412,913)** | **(783,238)** | **(14,153,346)** |
| Interest income | 3,221 | 9,630 | 115,822 | 867,884 |
| Write down of advances to related company (Note 14) | (132,060) | - | - | (207,566) |
| Write-off of exploration properties (Note 7) | (8,835,168) | - | - | (12,779,492) |
| Gain on disposal of marketable securities (Note 5) | 275,194 | - | - | 323,182 |
| Write down of marketable securities | - | - | - | (407,105) |
| Gain on sale of exploration property | - | 583,199 | - | 109,012 |
| Foreign currency translation adjustment | 6,980 | (1,020) | (205,565) | 895,798 |
| **Net loss for the year** | **$ (9,423,108) $** | **(821,104) $** | **(872,981) $** | **(25,351,633)** |
| **Basic and diluted loss per share (Note 12)** | **$ (0.11) $** | **(0.01) $** | **(0.01)** | |

**Consolidated Statements of Comprehensive Loss**
(expressed in United States Dollars)

| For the years ended January 31 | 2011 | 2010 | 2009 | Cumulative from date of inception June 26, 1996 |
|---|---|---|---|---|
| **Net loss for the year** | **$ (9,423,108) $** | **(821,104) $** | **(872,981) $** | **(25,351,633)** |
| **Other comprehensive (loss) gain** | | | | |
| Net unrealized gains on available-for-sale marketable securities | **(8,000)** | (140,000) | 51,810 | (66,720) |
| **Accumulated Other Comprehensive loss** | **$ (9,431,108) $** | **(961,104) $** | **(821,171) $** | **(25,418,353)** |



The accompanying notes are an integral part of these consolidated financial statements.

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Consolidated Statements of Changes in Shareholders' Equity**
(expressed in United States Dollars)

| For the years ended January 31 | 2011 | 2010 | Cumulative from date of inception June 26, 1996 |
|---|---|---|---|
| **Share capital** | | | |
| Balance at beginning of year | $ **28,098,264** | $ 28,095,521 | $ 2,513,184 |
| Private placements, net of issue costs | - | - | 21,776,134 |
| Warrants valuation | - | - | (4,649,811) |
| Shares issued for mineral properties | - | - | 972,579 |
| Shares issued on stock options exercised (cancelled) | - | - | 648,483 |
| Value of stock options exercised | - | - | 197,588 |
| Shares issued on warrants exercised | - | - | 6,004,418 |
| Value of warrants exercised | - | - | 1,747,099 |
| Shares issued for services | - | - | 184,590 |
| Cancellation of shares held in escrow | - | - | (1,425,413) |
| Cancellation of shares | - | (42,257) | (42,257) |
| Shares issued as compensation | - | 45,000 | 171,670 |
| Balance at end of year | $ **28,098,264** | $ 28,098,264 | $ 28,098,264 |
| **Shares to be cancelled** | | | |
| Balance at beginning of year | $ **-** | $ (42,257) | $ - |
| Activity during the year | - | 42,257 | - |
| Balance at end of year | $ **-** | $ - | $ - |
| **Warrants** | | | |
| Balance at beginning of year | $ **-** | $ - | $ - |
| Value of warrants issued | - | - | 4,649,811 |
| Value of warrants exercised | - | - | (1,747,099) |
| Value of warrants expired | - | - | (2,902,712) |
| Balance at end of year | $ **-** | $ - | $ - |



The accompanying notes are an integral part of these consolidated financial statements.

## Royal Standard Minerals Inc.
(An Exploration Stage Company)
**Consolidated Statements of Changes in Shareholders' Equity (continued)**
(expressed in United States Dollars)

| For the years ended January 31 | 2011 | 2010 | Cumulative from date of inception June 26, 1996 |
|---|---|---|---|
| **Contributed surplus** | | | |
| Balance at beginning of year | $ 10,076,866 | $ 9,765,395 | $ - |
| Cancellation of shares held in escrow | - | - | 1,425,413 |
| Value of stock options granted | - | 128,641 | 5,763,499 |
| Value of stock options exercised | - | - | (197,588) |
| Expired warrants | - | - | 2,902,712 |
| Modifications of options | - | 182,830 | 182,830 |
| Balance at end of year | $ 10,076,866 | $ 10,076,866 | $ 10,076,866 |
| | | | |
| **Deficit** | | | |
| Balance at beginning of year | (16,669,265) | (15,848,161) | (740,740) |
| Net loss | (9,423,108) | (821,104) | (25,351,633) |
| Deficit, end of year | $ (26,092,373) | $ (16,669,265) | $ (26,092,373) |
| | | | |
| **Accumulated other comprehensive income** | | | |
| Balance at beginning of year | $ (26,124) | $ 113,876 | $ - |
| Transition adjustments | - | - | 32,596 |
| Net (decrease) increase in unrealized gains on available-for-sale marketable securities | (8,000) | (140,000) | (66,720) |
| Balance at end of year | $ (34,124) | $ (26,124) | $ (34,124) |
| | | | |
| **Total Shareholders' Equity** | $ 12,048,633 | $ 21,479,741 | $ 12,048,633 |



The accompanying notes are an integral part of these consolidated financial statements.

## Royal Standard Minerals Inc.
(An Exploration Stage Company)
**Consolidated Statements of Cash Flows**
(expressed in United States Dollars)

| For the years ended January 31 | | 2011 | 2010 | 2009 | Cumulative from date of inception June 26, 1996 |
|---|---|---|---|---|---|
| **Operating activities** | | | | | |
| Net loss for the year | $ | **(9,423,108)** $ | (821,104) $ | (872,981) $ | (25,351,633) |
| Operating items not involving cash: | | | | | |
| Amortization | | **1,122** | 1,282 | 1,788 | 17,482 |
| Stock-based compensation | | **-** | 311,471 | - | 5,934,302 |
| Write-off of bad debt | | **-** | - | - | 20,950 |
| Write-off of exploration properties | | **8,835,168** | - | - | 12,779,492 |
| Consulting services provided as payment for stock options/shares | | **-** | 45,000 | - | 162,678 |
| Gain on sale of exploration properties | | **-** | (583,199) | - | (109,012) |
| Gain on disposal of marketable securities | | **(275,194)** | - | - | (323,182) |
| Write down of advances to related company | | **132,060** | - | - | 207,566 |
| Write down of marketable securities | | **-** | - | - | 407,105 |
| Changes in non-cash working capital: | | | | | |
| Sundry receivables and prepaids | | **(36,740)** | 22,106 | 67,381 | (113,492) |
| Accounts payable and accrued liabilities | | **277,246** | 111,093 | (30,449) | 578,627 |
| Due from (due to) related parties | | **346,741** | (21,433) | 57,745 | (126,172) |
| Cash used in operating activities | | **(142,705)** | (934,784) | (776,516) | (5,915,289) |
| **Financing activities** | | | | | |
| Issue of common shares, net of issue costs | | **-** | - | - | 32,282,817 |
| Purchase of shares to be cancelled | | **-** | - | - | (42,257) |
| Cash (used in) provided by financing activities | | **-** | - | - | 32,240,560 |



The accompanying notes are an integral part of these consolidated financial statements.

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Consolidated Statements of Cash Flows (continued)**
(expressed in United States Dollars)

| For the years ended January 31 | 2011 | 2010 | 2009 | Cumulative from date of inception June 26, 1996 |
|---|---|---|---|---|
| **Investing activities** | | | | |
| Funds held in trust | - | - | - | (20,950) |
| Sale of short-term investments | - | - | 117,761 | - |
| Purchase of reclamation bonds | (2,876) | (143,550) | (347,672) | (665,709) |
| Redemption of reclamation bonds | - | - | - | 150,192 |
| Additions to mineral properties | (773,855) | (1,071,737) | (4,412,598) | (23,811,013) |
| Purchase of equipment | - | (5,298) | (89,000) | (2,996,078) |
| Purchase of marketable securities | - | - | - | (1,057,976) |
| Proceeds on disposal of marketable securities | 275,695 | - | - | 966,554 |
| Proceeds on sale of mineral properties | - | 1,200,000 | - | 1,211,747 |
| Cash used in investing activities | (501,036) | (20,585) | (4,731,509) | (26,223,233) |
| **Change in cash and cash equivalents** | (643,741) | (955,369) | (5,508,025) | 102,038 |
| Cash and cash equivalents, beginning of year | 745,779 | 1,701,148 | 7,209,173 | - |
| **Cash and cash equivalents, end of year** | $ 102,038 | $ 745,779 | $ 1,701,148 | $ 102,038 |
| **Supplemental cash information** | | | | |
| Amortization capitalized to mineral properties | $ 271,604 | $ 337,854 | $ 511,158 | $ 2,525,415 |
| Shares issued for services | $ - | $ 45,000 | $ - | $ 45,000 |



The accompanying notes are an integral part of these consolidated financial statements.

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 1. The Company and Operations and Going Concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of coal and precious metal properties in the United States. The Company is continued under the Canada Business Corporations Act and its common shares are traded in the United States of America on the OTC Bulletin Board. The Company has adopted the Accounting Guideline 11 – Enterprises in the Development Stage ("AcG11") as detailed by the Canadian Institute of Chartered Accountants ("CICA"). Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's continued existence are dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These consolidated financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The Company has incurred a net loss of $9,423,108 for the year ended January 31, 2011 and has an accumulated deficit of $26,092,373. In addition, the Company has a working capital deficiency of $720,373 at January 31, 2011. The Company funded its operations for the year ended January 31, 2011 through the use of existing cash reserves. The Company does not have sufficient cash reserves to fund its administrative cost for the coming fiscal year and to make inroads on its liabilities to trade creditors. Management is actively involved in seeking new equity financing to enable it to service the Company's existing liabilities and its ongoing administrative costs. There can be no assurance that the Company will be successful in these initiatives.

## 2. Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

A summary of the differences between Canadian GAAP and generally accepted accounting principles in the United States ("US GAAP") which affect the Company is contained in Note 18.

The significant accounting policies followed under Canadian GAAP are as follows:

### (a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Kentucky Standard Energy Inc. and Manhattan Mining Co., both United States companies.

All intercompany transactions and balances have been eliminated upon consolidation.



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

2. **Significant Accounting Policies (continued)**

   (b) **Equipment**

   Equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining balance method using the following rates:

   | | |
   |---|---|
   | Exploration equipment | - 25% to 30% |
   | Office equipment | - 20% |

   Equipment is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows and residual value or by estimating replacement values. When the carrying amount of equipment exceeds the estimated net recoverable amount, the asset is written down to fair value with a charge to income in the period that such determination is made.

   (c) **Mineral properties**

   All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. Cost includes any cash consideration and advance royalties paid. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

   If the economically recoverable coal and precious metal reserves are developed, capitalized costs of the related property will be reclassified as mining assets and amortized using the unit of production method. When a mineral property is abandoned, all related costs are written-off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written-down to its estimated net realizable value. A mineral property is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

   The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

2.    **Significant Accounting Policies (continued)**

**(d)   Asset retirement obligation**

Section 3110 of the CICA Handbook requires the recognition of a liability for obligations relating to the retirement of property, plant and equipment and obligations arising from acquisition, construction, development or normal operations of those assets. The Company recognizes the fair value of a liability for an asset retirement obligation ("ARO") in the year in which a reasonable estimate of the fair value can be made. The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

**(e)   Stock-based compensation plans**

The fair value of the stock options granted to directors, officers and employees is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 11 and recorded as stock-based compensation expense over the vesting period of the stock options, with the offsetting credit recorded as an increase in contributed surplus. The fair value of stock options issued to other than employees are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are recognized over the period of service.

If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

**(f)   Income taxes**

Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax base of the assets and liabilities, and are measured using the substantively enacted tax rates expected to be in effect when these temporary differences are likely to reverse. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized, and a valuation allowance is applied against any future tax asset if it is more likely than not that the asset will not be realized.

**(g)   Loss per common share**

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

2.    **Significant Accounting Policies (continued)**

**(h)    Foreign currency translation**

The Company uses the United States Dollar as its functional and reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

Monetary assets and liabilities of the parent company denominated in Canadian funds are translated into United States funds at year end rates of exchange. Other assets and liabilities and share capital of the parent company are translated at historical rates. Revenues and expenses of the parent company are translated at the average exchange rate for the year. Gains and losses on foreign exchange are recorded in operations in the current year.

**(i)    Marketable securities**

Marketable securities are carried at fair value. Also see note 2(m).

**(j)    Short-term investments**

Short-term investments are liquid investments with a maturity greater than three months but less than one year.

**(k)    Financial instruments and comprehensive income (loss)**

The Company's financial instruments consist of cash and cash equivalents, marketable securities, sundry receivables, reclamation bonds, accounts payable and accrued liabilities, and due from related parties. The carrying values of these financial instruments approximate their fair market values due to the relatively short periods to maturity or capacity for prompt liquidation of these instruments.

The Company has designated, for accounting purposes, its cash and reclamation bonds as held-for-trading, which are measured at fair value. Sundry receivables and due from related parties are classified for accounting purposes as loans and receivables, which are measured at amortized cost which approximates fair market value. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which equals fair market value. In addition, the Company's marketable securities are classified for accounting purposes as available-for-sale which are also measured at fair value.

(i) The Company's marketable securities are classified as "available-for-sale" and are measured at fair value. Changes in fair value are recognized in other comprehensive income until they are disposed or impaired, at which time they are transferred to net income. Investments in securities having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices.



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 2. Significant Accounting Policies (continued)

### (l) Measurement uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expense during the reporting period. The most significant estimates are related to the recoverability of exploration expenditures, stock based compensation, and future tax assets and liabilities. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

### (m) Fair value hierarchy and liquidity risk disclosure

In June 2009, the CICA issued an amendment to Handbook Section 3862 to provide improvements to fair value and liquidity risk disclosures. The amendment applies to the Company's fiscal year ended January 31, 2010.  This adoption resulted in additional disclosure as provided below.

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. Short-term financial instruments include cash and cash equivalents and marketable securities. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels as per the fair value hierarchy included in GAAP.

- Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level two includes inputs that are observable other than quoted prices included in level one.
- Level three includes inputs that are not based on observable market data.

|  | Level One | Level Two | Level Three |
|---|---|---|---|
| Cash | $ 102,038 | $ - | $ - |
| Marketable securities | $ 52,000 | $ - | $ - |

### (n) Future accounting changes

#### (i)  International Financial Reporting Standards ("IFRS")

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. The Company is currently assessing the impact of the transition to IFRS on its consolidated financial statements and is prepared to adopt IFRS effective February 1, 2011.

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 3.   Capital Management

The Company manages its capital with the following objectives:

- to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
- to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus, accumulated other comprehensive loss and deficit which at January 31, 2011, totalled $12,048,633 (January 31, 2010 - $21,479,741).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company's capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2011.  The Company is not subject to external capital requirements.



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

4.    **Property and Financial Risk Factors**

   (a)    **Property risk**

   The Company's significant mineral properties are outlined below:
   Gold Wedge Project
   Pinon Project
   Kentucky Project

   (collectively called the "Properties")

   Unless the Company acquires or develops additional significant resource properties, the Company will be solely dependent upon the Properties. If no additional mineral properties are acquired by the Company, any adverse development affecting the Properties would have a material adverse effect on the Company's financial condition and results of operations.

   (b)    **Financial risk factors**

   The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate, and commodity price risk).

   Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

   (i)  Credit risk

   Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, reclamation bonds and due from related parties. The Company has no significant concentration of credit risk arising from operations. Cash and reclamation bonds are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

   Due from related parties consist of amounts due from a company under common management.  In the current year, the amounts due from related parties were determined to be uncollectible and was written off at year end.



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

4.    **Property and Financial Risk Factors (continued)**

(b)    **Financial risk factors (continued)**

<u>(ii)  Liquidity risk</u>

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2011, the Company had a cash balance of $102,038 (2010 - $745,779) to settle current liabilities of $935,688 (2010 - $301,381). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.  The Company is seeking sources of additional capital to improve its liquidly position.

<u>(iii)  Market risk</u>

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

*Interest rate risk*

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy.

*Foreign currency risk*

The Company's functional and reporting currency is the US dollar and major purchases are transacted in United States dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures.

*Commodity price risk*

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to coal and precious metals in the United States, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(c)    **Sensitivity analysis**

As of January 31, 2011, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

4. **Property and Financial Risk Factors (continued)**

   (c) **Sensitivity analysis (continued)**

   - The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2011, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the twelve months ended January 31, 2011 would have been approximately $5,200 higher/lower. Similarly, as at January 31, 2011, reported shareholders' equity would have been approximately $5,200 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.
   - Cash, sundry receivables, due from and to related parties, and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2011, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, it would affect net loss and comprehensive loss by approximately $5,000.
   - Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even if commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As of January 31, 2011, the Company is not a coal or precious metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5. **Marketable Securities**

   Marketable securities consist of 2,000,000 common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. Sharpe is considered to be related to the Company because of common management. The market value of the shares at January 31, 2011 was $52,000 (2010 - $60,000).

   The quoted market values represents the fair value of the shares.

   As at January 31, 2010, the Company had an investment in 500,000 shares of a private company valued at $500. During the year, the Company disposed of the investment for proceeds of $275,695 resulting in a gain of $275,194.

6. **Reclamation Bonds**

   The Company has posted reclamation bonds for its mining projects, as required by the States of Nevada and Kentucky, to secure clean-up costs if the projects are abandoned or closed.



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

**7.   Mineral Properties**

| Name of Mineral Property | 2011 | 2010 |
|---|---|---|
| Gold Wedge project (a) | $ 8,437,355 | $16,087,544 |
| Pinon project (b) | 2,088,512 | 2,001,517 |
| Railroad project (b) | - | - |
| Fondaway project (c) | - | 339,776 |
| Kentucky project (d) | 1,483,556 | 1,370,849 |
| | $ 12,009,423 | $19,799,686 |

**(a)   Gold Wedge Project**

The Gold Wedge Project is a property owned by the Company in the Manhattan Mining District in Nye County, Nevada.  The Company has been issued a mine and mill permit for the project on this property by the Nevada Department of Environment Protection. Construction of a processing plant has been completed on site and testing of various mineral processing functions have been performed. Further testing will be performed in the future. There is a 3% net smelter return ("NSR") on the property that will be retired upon the execution of the option agreement.

Contiguous to the Gold Wedge Property was the Dixie-Comstock Mining Company option, in Nye County located within the Manhattan District and other unpatented mining claims located in Churchill County, Nevada, was also held under the same option agreement. In 2010, the Company exercised its option to purchase these unpatented and patented mining claim groups.  The Company made option payments totaling $24,000 and made a final payment of $280,344 to acquire the property. There was a gross production royalty of 8% to a maximum of $300,000 on the property that was retired when the purchase option was exercised.

The Company has recorded an asset retirement obligation of $156,075 on this project, representing the estimated costs of the Company's obligation to restore the site to its original condition. This asset retirement obligation is equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

During the year ended January 31, 2011, the Company took an impairment write-down of $8,437,355 on the property.

**(b)   Pinon Project**

The Pinon project is a property made up of a number of property lease agreements whereby the Company leases the surface and mineral rights from the land owners for an annual fee. The properties are in Elko Country, Nevada. There is a 5% NSR on the properties under these lease agreements.



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

**7.    Mineral Properties (continued)**

**(b)  Pinon Project (continued)**

Railroad Project

The Railroad project was a property made up of property lease agreements whereby the Company leased the surface and mineral rights from the landowners for an annual fee.

On August 30, 2009, the Company entered into a purchase and sale agreement whereby 100% of the Railroad Project was sold. Under the terms of the agreement the Company received from an unrelated private company net, after payout of the option to acquire 100% of the option to purchase the project, $1,200,000. The Company retained a 1% NSR royalty and received 500,000 common shares in the private company, valued at $500.

The Company has recorded an asset retirement obligation of $56,658 and has a reclamation bond posted against its Pinon project in the amount of $56,658.

**(c)  Fondaway Project**

The Fondaway Project is located in Churchill County, Nevada. The Company has leased the property and was obligated to make payments of $25,000 in fiscal 2003, $30,000 in 2004 and 2005 and $35,000 in each of the following seven years. All these payments have been made to date. The Company is also obligated to provide a 3% NSR upon production.

During the year ended January 31, 2011, the Company did not perform any exploration on this project and wrote off all accumulated deferred exploration costs.  The Company is still paying all lease payments to keep the property in good standing.

**(d)  Kentucky Project**

The Company has entered into an option agreement whereby it agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009.  Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into by the parties.

Under the option agreement a 100% interest in the coal mineral rights on approximately 1,000 acres in Wolfe County, Kentucky was acquired. The transaction costs included an acquisition cost of $250,000 and payment of a reclamation bond of $178,700. The property has a royalty of 6% on produced coal product.

The optionor of the agreement is Sharpe.

The Company has recorded an asset retirement obligation on its Kentucky project in the amount of $19,277 representing the Company's obligation to restore the property to its original condition.

On September 11, 2009, the Company obtained an extension of the Option and Joint Venture agreement it has with Sharpe. The extension allows the Company to incur expenditures of $2,000,000 under the agreement up to December 9, 2011.



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 8. Equipment

|  | 2011 | 2010 |
|---|---|---|
| **Cost** | | |
| Exploration equipment | $ **2,977,464** | $ 2,977,464 |
| Office equipment | **21,806** | 21,253 |
| | **2,999,270** | 2,998,717 |
| **Accumulated amortization** | | |
| Exploration equipment | **2,525,415** | 2,253,811 |
| Office equipment | **20,122** | 19,000 |
| | **2,545,537** | 2,272,811 |
| **Net carrying value** | | |
| Exploration equipment | **452,049** | 723,653 |
| Office equipment | **1,684** | 2,253 |
| | $ **453,733** | $ 725,906 |

Amortization of exploration equipment is capitalized to mineral properties and amortization of office equipment is charged to operations.

## 9. Asset Retirement Obligation

The Company is required to recognize a liability for a legal obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted asset retirement obligations ("ARO's") were estimated to be $232,010 as at January 31, 2011, assuming payments made over a five year period.

Determination of the undiscounted ARO and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs. There was no significant change in present value of the obligation between 2010 and 2011. No amount has been expensed in the years ended January 31, 2011 and 2010. Following is the reconciliation of the asset retirement obligation:

|  | 2011 | 2010 |
|---|---|---|
| Balance, beginning of year | $ **232,010** | $ 232,010 |
| Accretion cost | **-** | - |
| Balance, end of year | $ **232,010** | $ 232,010 |



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

**10. Share Capital**

**(a) Authorized**

The authorized capital of the Company consists of an unlimited number of common shares without par value.

**(b) Issued**

| Common shares issued | Shares | Amount |
|---|---|---|
| Balance, January 31, 2008 | 84,079,825 | 28,354,608 |
| Stock options and shares cancelled (ii) | (885,000) | (259,087) |
| Balance, January 31, 2009 | 83,194,825 | 28,095,521 |
| Shares issued as compensation (iii) | 750,000 | 45,000 |
| Shares re-purchased and cancelled (i) | (91,000) | (42,257) |
| **Balance, January 31, 2010 and 2011** | **83,853,825** | **$ 28,098,264** |

(i)  On June 18, 2007, the Company initiated a normal course issuer bid process whereby a maximum of 4,000,000 common shares, representing approximately 5% of the issued and outstanding common shares, could be repurchased beginning June 25, 2007 and terminating June 25, 2008. On August 3, 2007, the Company purchased 91,000 common shares of the Company at a cost of $42,257. These shares were purchased pursuant to the normal course issuer bid and were cancelled in 2010. The historical value of these shares were removed from share capital and the excess over the purchase price was recorded as an increase in contributed surplus.

(ii)  On March 16, 2009 the shares issued on stock options exercised in 2008 were cancelled by the Board of Directors of the Company as the bonus granted that was used to exercise the stock options was cancelled as it was not approved by the Board of Directors.

(iii)  On August 25, 2009, the Company issued 750,000 common shares at a price of $0.06 to settle a debt of $45,000 in respect of services rendered by a consultant to the Company.



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 11. Stock Options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the grant date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. The options vest when granted.

The following table reflects the continuity of stock options:

| | Number of Stock Options | | Weighted Average Exercise Price Canadian ($) | |
| --- | --- | --- | --- | --- |
| | **2011** | **2010** | **2011** | **2010** |
| Outstanding at beginning of year | **7,904,691** | 7,606,500 | **$ 0.10** | $ 0.81 |
| Granted during year | **-** | 2,062,191 | **-** | 0.10 |
| Exercised during year | **-** | - | **-** | - |
| Expired during year | **-** | - | **-** | - |
| Cancelled during the year | **-** | (1,764,000) | **-** | (0.81) |
| Outstanding at end of year | **7,904,691** | 7,904,691 | **$ 0.10** | $ 0.10 |

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 11. Stock Options (continued)

The following table reflects the stock options outstanding and exercisable as at January 31, 2011:

| Expiry Date | Exercise Price ($) | Options Outstanding | Fair Value | Weighted average remaining years |
|---|---|---|---|---|
| June 26, 2014 | 0.10 | 7,904,691 | $ 4,298,688 | 3.40 |

During June 2009, the Company obtained approval to re-price all outstanding stock options to $0.10 per share and extend the expiry date to June 26, 2014. The original exercise prices ranged from CDN$0.29 to CDN$1.44 and with various expiry dates between April 13, 2010 to July 13, 2012. On modification of the stock options, an incremental value of $182,830 of stock-based compensation was recognized and reflected in contributed surplus. During the prior year, the Company issued 2,062,191 options with an exercise price of $0.10 per common share, with an expiry date of June 26, 2014.

The fair value of the stock options granted and re-valued was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, a total of $311,471 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options modified and granted: dividend yield, 0%; risk-free interest rate, 2.53%; estimated life, 5 years and volatility, 187.73%.

For fiscal 2011, the weighted-average grant date fair value of options was $NIL (2010 - $128,641; 2009 - $NIL) or $NIL (2010 - $0.06; 2009 - $NIL) per option.

The following table reflects the continuity of contributed surplus:

| | Amount |
|---|---|
| Balance, January 31, 2008 | $  6,950,396 |
| Expired warrants | 2,814,999 |
| Balance, January 31, 2009 | 9,765,395 |
| Options granted | 128,641 |
| Options modification | 182,830 |
| **Balance, January 31, 2010 and 2011** | **$ 10,076,866** |



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 12. Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

|  | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Numerator:** | | | |
| Loss for the year | $ **(9,423,108)** | $ (821,104) | $ (872,981) |
| **Denominator:** | | | |
| Weighted average number of common shares | | | |
| outstanding for basic and diluted loss per share | **83,853,825** | 83,470,428 | 83,194,825 |
| Basic and diluted loss per share | $ **(0.11)** | $ (0.01) | $ (0.01) |

The stock options and common share purchase warrants were not included in the computation of diluted loss per share on January 31, 2011, 2010 and 2009 as their inclusion would be anti-dilutive.

## 13. Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate at 30.17% (2010 - 32.92% and 2009 - 33.46%) to the amounts recognized in the consolidated statements of operations:

|  | 2011 | 2010 | 2009 |
|---|---|---|---|
| Net loss before income taxes reflected in consolidated statements of operations | $ **(9,423,108)** | $ (821,104) | $ (872,981) |
| Expected income tax recovery | $ **(2,843,000)** | $ (270,307) | $ (292,099) |
| Permanent differences | **(1,700)** | - | - |
| Stock option compensation expense | **-** | (104,768) | - |
| Deductible share issue costs | **-** | - | (100,748) |
| Effects of expiration of non-capital losses | **153,000** | 102,536 | - |
| Amortization | **-** | 422 | 600 |
| Foreign exchange rate changes | **(588,600)** | - | - |
| Difference between Canadian and foreign tax rates | **(27,000)** | (11,354) | (6,352) |
| Tax rate changes and foreign exchange rate changes | **330,900** | - | - |
| Subsidiary losses capitalized for consolidation purpose | **-** | - | (1,563,724) |
| Increase (decrease) in valuation allowance | **2,976,400** | 283,471 | 1,962,323 |
| Income tax (recovery) expense | $ **-** | $ - | $ - |



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

**13. Income Taxes (Continued)**

The following table reflects future tax assets at January 31, 2011, 2010 and 2009:

|  | 2011 | 2010 | 2009 |
|---|---|---|---|
| Unclaimed non-capital losses | $ 4,586,700 | $ 4,225,533 | $ 4,394,441 |
| Unclaimed capital losses | 6,525 | 6,099 | 6,119 |
| Excess of undepreciated capital cost allowance over carrying value of capital assets | 757,500 | 635,187 | 513,640 |
| Excess of unclaimed resource pools over carrying value of exploration properties | 2,582,100 | 100,907 | 1,222,368 |
| Asset retirement obligation | 58,000 | - | - |
| Unclaimed share issue costs | - | 46,699 | 126,667 |
|  | 7,990,825 | 5,014,425 | 6,263,235 |
| Valuation allowance | (7,990,825) | (5,014,425) | (6,263,235) |
| Future income tax assets | $ - | $ - | $ - |

The Company's non-capital income tax losses expire as follows:

| | | |
|---|---|---|
| 2015 | $ | 633,300 |
| 2026 | | 857,700 |
| 2027 | | 6,269,400 |
| 2028 | | 2,208,200 |
| 2029 | | 1,518,800 |
| 2030 | | 1,683,700 |
| 2031 | | 923,900 |
| | $ | 14,095,000 |

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 14. Related Party Transactions and Balances

|  | 2011 | 2010 |
|---|---|---|
| Due from related parties: | | |
| Sharpe Resources Corporation (i) | $ - | $ 121,740 |
|  | $ - | $ 121,740 |

(i)    Sharpe is related to the Company because of common management. On September 9, 2008, the Company entered into an agreement with Sharpe for the repayment of certain advances totaling the principal amount of $124,521 (the "Advances") that have been loaned by the Company to Sharpe since January 1, 2005. Sharpe had executed a promissory note (the "Note") in favour of the Company that provided for the repayment of the Advances over a three-year period commencing on September 9, 2008. Pursuant to the Note, the outstanding amount of the Advances accumulated interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the Advances together with all interest on such amount has been repaid in full.

On September 11, 2009, the Company cancelled the Note received from Sharpe and received a new promissory note in the amount of $133,134 at 0% interest payable in three equal installments on September 9, 2011, 2012 and 2013 as consideration for the extension of the Option and Joint Venture agreement it has with Sharpe (see Note 7(d)). The note was written-off during the year ended January 31, 2011.

Consulting, wages and salaries include a bonus accrual of $192,290 (2010 - $125,000; 2009 - $NIL) and salary paid of $124,986 (2010 - $124,986; 2009 - $249,995) to the President of the Company.

Consulting, wages and salaries include a bonus accrual of $21,715 (2010 - $5,200; 2009 - NIL) and salary paid of $45,061 (2010 - $45,061; 2009 - $82,337) to an employee who is also a family member of the President and Director of the Company.

Compensation of $42,000 CDN (2010 - CDN $38,500; 2009 - $23,080 - former CFO) was paid to the CFO of the Company.

During the year, a corporation associated with a director and officer of the Company was paid fees in Canadian dollars of $7,650 (2010 - $6,852, 2009 - $9,849).

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

## 15. Contingencies

(a) The Company and a dissident group of shareholders agreed to settle matters between the parties based on a judgment made by the United States District Court of the Central District of California. The judgment and agreement approved by the District Court stated that the dissident group could not sell or acquire any shares of the Company without notifying the Company and must vote with management on matters being voted on at shareholder meetings for three years from May 5, 2008.



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 15. Contingencies (continued)

(b) The Company received documents filed in the District Court, Nye County, Nevada, whereby a optionor of a property acquired by the Company has requested payment for machinery and equipment stored in the vicinity of the acquired property. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(c) An insurance company engaged by the Company has filed a complaint against the Company which states that they were engaged to provide insurance on open account. The Company has informed the insurance company that it does not agree with the insurance companies calculation of amounts invoiced for insurance on the open account. It is the opinion of management that this disagreement will be satisfactorily negotiated and settled and therefore have accrued $50,000 as a settlement.

(d) The Company received an action against it whereby the Company was requested by a prior lease holder to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company's failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the "DMER"). Management has responded to the DMER and are rectifying the notice received from the DMER and as a result no penalty will be assessed and the Company will be in compliance with the rules and regulations of the DMER.

In the same action the prior lease holder has stated that the Company owes them for storage fees for storing a truck. In the opinion of management the action is without merit and the Company intends to defend itself against this claim.

(e) At January 31, 2011, the Company is involved in litigation and claims, which arise from time to time in the normal course of business. In the opinion of management, any liability that may arise from such contingencies would not be material or have a significant adverse effect on the consolidated financial statements of the Company.

## 16. General and Administrative

|  | 2011 | 2010 | 2009 |
|---|---|---|---|
| Advertising and promotion | $ 44,770 | $ 205,415 | $ 52,000 |
| Corporate development | 7,387 | 47,813 | 64,117 |
| Insurance | 24,168 | 30,065 | 33,161 |
| Office and general | 362,086 | 92,212 | 127,411 |
| Professional fees | 235,983 | 243,219 | 176,204 |
| Travel | - | 11,187 | 3,594 |
| Capital tax, interest and penalties | - | 26,090 | - |
|  | $ 674,394 | $ 656,001 | $ 456,487 |



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

**17. Segmented Information**

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company's assets are located in the United States except for cash and cash equivalents totaling $100,065 (2010 - $678,589, 2009 - $1,673,912) held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses, totaling $309,735 (2010 - $1,035,250, 2009 - $356,249) necessary to maintain the Company's public company status.

**18. Differences Between Canadian GAAP and US GAAP**

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(c), while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred.

**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 18. Differences Between Canadian GAAP and US GAAP (continued)

Had the Company's consolidated balance sheets as at January 31, 2011 and 2010 been prepared using US GAAP, such balance sheets would be presented as follows:

|  | 2011 | 2010 |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash and cash equivalents | $ 102,038 | $ 745,779 |
| Available-for-sale securities | 52,000 | 60,500 |
| Other receivables and prepaids | 61,277 | 24,537 |
| | 215,315 | 830,816 |
| Due from related parties | - | 121,740 |
| Reclamation bond | 537,860 | 534,984 |
| Equipment | 453,733 | 725,906 |
| Mining properties - acquisition costs | 2,075,340 | 1,874,404 |
| Mine development | 1,045,125 | 1,044,703 |
| | $ 4,327,373 | $ 5,132,553 |
| **Liabilities** | | |
| Current | | |
| Accounts payables | $ 15,430 | $ 78,003 |
| Accrued liabilities | 563,197 | 223,377 |
| Due to related parties | 357,061 | - |
| | 935,688 | 301,380 |
| Asset retirement obligation | 232,010 | 232,010 |
| | 1,167,698 | 533,390 |
| **Shareholders' Equity** | | |
| Capital stock | 27,517,239 | 27,517,239 |
| Additional paid-in capital | 9,930,740 | 9,930,740 |
| Cumulative adjustments to marketable securities | (441,230) | (433,230) |
| Deficit accumulated during the development stage | (33,847,074) | (32,415,586) |
| | 3,159,675 | 4,599,163 |
| | $ 4,327,373 | $ 5,132,553 |

US GAAP requires the presentation of the consolidated statement of comprehensive loss, which includes in addition to revenue and expenses, those comprehensive income items recorded directly in equity on the balance sheet.



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

18. **Differences Between Canadian GAAP and US GAAP (continued)**

The consolidated statements of operations and comprehensive loss, cash flows and changes in shareholder's equity under US GAAP are as follows:

Consolidated Statements of Operations and Comprehensive Income Loss:

| | Cumulative from inception | 2011 | 2010 | 2009 |
|---|---|---|---|---|
| **Expenses** | | | | |
| General and administrative | $    5,158,946 | $     674,394 | $     656,001 | $     456,487 |
| Consulting fees | 2,830,781 | 65,759 | 444,159 | 324,963 |
| Stock-based compensation | 5,934,302 | - | 311,471 | - |
| General exploration | 22,799,717 | 843,548 | 871,101 | 4,222,304 |
| Depreciation on non-exploration assets | 17,482 | 1,122 | 1,282 | 1,788 |
| | 36,741,228 | 1,584,823 | 2,284,014 | 5,005,542 |
| **Loss before the following** | (36,741,228) | (1,584,823) | (2,284,014) | (5,005,542) |
| Write down of advances to related company | (207,566) | (132,060) | - | - |
| Gain on disposal of available-for-sale securities | 323,182 | 275,194 | - | - |
| Interest income | 867,884 | 3,221 | 9,630 | 115,822 |
| Gain on sale of exploration property | 1,028,444 | - | 950,320 | - |
| Foreign exchange (loss) gain | 895,799 | 6,980 | (1,020) | (205,565) |
| **Net loss before income taxes** | (33,833,485) | (1,431,488) | (1,325,084) | (5,095,285) |
| **Income taxes** | - | - | - | - |
| **Net loss** | (33,833,485) | (1,431,488) | (1,325,084) | (5,095,285) |
| **Comprehensive income items:** | | | | |
| Recovery of (write down) of available-for-sale securities | (493,044) | (8,000) | (140,000) | 51,810 |
| **Comprehensive loss** | $    (34,326,529) | $    (1,439,488) | $    (1,465,084) | $    (5,043,475) |
| **Net loss per common share** | | | | |
| Basic and Diluted | | $     (0.02) | $     (0.02) | $     (0.06) |
| **Comprehensive loss per common share** | | | | |
| Basic and Diluted | | $     (0.02) | $     (0.02) | $     (0.06) |



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 18. Differences Between Canadian GAAP and US GAAP (continued)

<u>Consolidated Statements of Changes in Shareholders' Equity:</u>
The changes in common stock since the Company's inception as required by US GAAP are as follows:

|  | Shares | | Amount Under US GAAP |
|---|---:|---|---:|
| Issued to former shareholders of SRI | 8,154,614 | $ | 1,318,566 |
| Held by other shareholders | 488,041 | | 467,467 |
| | | | |
| Balance, June 26, 1996 | 8,642,655 | | 1,786,033 |
| Issued for exploration properties | 1,400,000 | | 667,204 |
| Issued for services | 200,000 | | 126,465 |
| Issued for cash on exercise of warrant | 580,577 | | 361,823 |
| Issued for cash | 500,000 | | 329,936 |
| | | | |
| Balance, January 31, 1997 | 11,323,232 | | 3,271,461 |
| Issued for exploration properties | 200,000 | | 134,250 |
| Flow-through shares issued for cash | 300,000 | | 216,763 |
| Issued for cash, less issue costs of $481,480 | 7,228,066 | | 2,129,061 |
| Issued for services | 70,000 | | 58,125 |
| | | | |
| Balance, January 31, 1998 | 19,121,298 | | 5,809,660 |
| Share issue costs | - | | (5,919) |
| | | | |
| Balance, January 31, 1999 | 19,121,298 | | 5,803,741 |
| Issued for cash, less issue costs of $4,092 | 951,494 | | 61,578 |
| | | | |
| Balance, January 31, 2000 | 20,072,792 | | 5,865,319 |
| Issued for cash, less issue costs of $54,246 | 3,043,667 | | 377,614 |
| | | | |
| Balance, January 31, 2001 | 23,116,459 | | 6,242,933 |
| Issued for cash on exercise of warrants | 951,494 | | 123,052 |
| Cancellation of shares held in escrow | (4,836,615) | | (1,279,287) |
| | | | |
| Balance, January 31, 2002 | 19,231,338 | | 5,086,698 |
| Issued for cash, less issue cost of $55,258 | 7,000,000 | | 600,427 |
| Issued for cash, on exercise of stock options | 910,000 | | 88,290 |
| Issued in exchange for exploration properties | 1,000,000 | | 171,125 |
| | | | |
| Balance, January 31, 2003 | 28,141,338 | | 5,946,540 |
| Issued for cash, less issue cost of $266,372 | 6,000,000 | | 845,292 |
| Warrants valuation | - | | (151,276) |
| | | | |
| Balance, January 31, 2004 | 34,141,338 | $ | 6,640,556 |



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

**18. Differences Between Canadian GAAP and US GAAP (continued)**

Consolidated Statements of Changes in Shareholders' Equity (continued):

| | Shares | Amount Under US GAAP |
|---|---:|---:|
| Balance, January 31, 2004 | 34,141,338 | $ 6,640,556 |
| Issued for cash, less issue cost of $360,964 | 7,395,000 | 1,486,784 |
| Issued to broker as compensation | 349,680 | 91,117 |
| Issued on warrant exercise | 1,257,500 | 318,352 |
| Warrant valuation | - | (428,918) |
| Warrant call | - | 90,345 |
| | | |
| Balance, January 31, 2005 | 43,143,518 | 8,198,236 |
| Issued for cash, less issue cost of $295,750 | 12,131,000 | 3,117,705 |
| Issued to broker as compensation | 127,000 | 35,553 |
| Issued on warrant and compensation option exercise | 2,221,060 | 692,984 |
| Warrant call | - | 255,491 |
| Warrant valuation | - | (1,132,581) |
| Issued on stock option exercise | 200,000 | 64,824 |
| Stock option valuation | - | 19,433 |
| | | |
| Balance, January 31, 2006 | 57,822,578 | 11,251,645 |
| Private placement | 100,000 | 119,325 |
| Private placement for cash, less issue cost of $879,170 | 12,975,967 | 12,407,590 |
| Warrant valuation | - | (2,847,058) |
| Issued on warrant exercise | 6,126,730 | 2,639,865 |
| Warrant call | - | 740,133 |
| Issued on stock option exercise | 1,250,000 | 332,784 |
| Stock option valuation | - | 178,155 |
| | | |
| Balance, January 31, 2007 | 78,275,275 | 24,822,439 |
| Shares issued on warrant exercised | 4,289,550 | 1,868,342 |
| Fair value of warrants exercised | - | 661,130 |
| Shares issued on stock option exercised | 1,515,000 | 421,672 |
| | | |
| Balance, January 31, 2008 | 84,079,825 | 27,773,583 |
| Shares issued on stock option exercised cancelled | (885,000) | (259,087) |
| | | |
| Balance, January 31, 2009 | 83,194,825 | 27,514,496 |
| Shares issued as compensation | 750,000 | 45,000 |
| Shares cancelled | (91,000) | (42,257) |
| | | |
| **Balance, January 31, 2010 and 2011** | **83,853,825** | **$ 27,517,239** |



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 18. Differences Between Canadian GAAP and US GAAP (continued)

Other changes in shareholders' equity are presented as follows:

| | Warrants | Additional paid in capital | Cumulative adjustments to marketable securities | Deficit accumulated during the development stage |
|---|---|---|---|---|
| Balance, January 31, 2007 | $ 3,546,935 | $ 5,879,511 | $ (374,510) | $ (20,342,065) |
| Warrant exercise, fair value | (661,130) | - | - | - |
| Warrant expiry, fair value | (70,806) | - | - | - |
| Stock options | - | 853,953 | - | - |
| Warrants expired, fair value | - | 70,806 | - | - |
| Net loss | - | - | - | (5,653,152) |
| Other comprehensive loss items | - | - | 29,470 | - |
| Balance, January 31, 2008 | 2,814,999 | 6,804,270 | (345,040) | (25,995,217) |
| Warrant expiry, fair value | (2,814,999) | 2,814,999 | - | - |
| Net loss | - | - | - | (5,095,285) |
| Other comprehensive loss items | - | - | 51,810 | - |
| Balance, January 31, 2009 | - | 9,619,269 | (293,230) | (31,090,502) |
| Stock options | - | 311,471 | - | - |
| Net loss | - | - | - | (1,325,084) |
| Other comprehensive loss items | - | - | (140,000) | - |
| Balance, January 31, 2010 | - | 9,930,740 | (433,230) | (32,415,586) |
| Net loss | - | - | - | (1,431,488) |
| Other comprehensive loss items | - | - | (8,000) | - |
| **Balance, January 31, 2011** | **$ -** | **$ 9,930,740** | **$ (441,230)** | **$ (33,847,074)** |



## Royal Standard Minerals Inc.
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

**18. Differences Between Canadian GAAP and US GAAP (continued)**

Consolidated Statement of Cash Flows:

| | Cumulative from Inception | 2011 | 2010 | 2009 |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net loss | $ (33,833,485) | $ (1,431,488) | $ (1,325,084) | $ (5,095,285) |
| Depreciation | 2,542,897 | 272,726 | 339,136 | 512,946 |
| Stock option compensation | 5,934,302 | - | 311,471 | - |
| Expenses settled by the issue of common shares | 229,610 | - | 45,000 | - |
| Exploration expenditures settled by the issue of common shares | 2,199,799 | - | - | - |
| Consulting services provided as payment for stock options | 117,678 | - | - | - |
| Gain on disposal of available-for-sale securities | (47,988) | - | - | - |
| Gain on disposal of property | (950,320) | - | (950,320) | - |
| Write down of advances to related company | 686,906 | 132,060 | - | - |
| Decrease (increase) in other receivables and prepaids | (44,698) | (36,740) | 22,106 | 67,381 |
| Increase (decrease) in accounts payables | 15,430 | (62,573) | 22,145 | (85,183) |
| Increase (decrease) in accrued liabilities | 563,197 | 339,820 | 88,947 | 54,734 |
| (Decrease) increase in advances to related company | (605,511) | 346,741 | (21,433) | 57,745 |
| | (23,192,183) | (439,454) | (1,468,032) | (4,487,662) |
| | | | | |
| **Financing activities** | | | | |
| Issue of common shares, net of issue costs | 29,176,221 | - | - | - |
| Asset retirement obligation | 232,010 | - | - | 28,824 |
| Purchase of treasury stock | (42,257) | - | - | - |
| | 29,365,974 | - | - | 28,824 |

- 35 -



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

**18.  Differences Between Canadian GAAP and US GAAP (continued)**

Consolidated Statement of Cash Flows (Continued):

| | Cumulative from Inception | 2011 | 2010 | 2009 |
|---|---|---|---|---|
| **Investing activities** | | | | |
| Increase in short-term investments | - | - | - | 117,761 |
| Proceeds on disposal of property | 1,200,000 | - | 1,200,000 | - |
| Purchase of equipment | (2,996,078) | - | (5,298) | (89,000) |
| Acquisition of mining properties | (2,325,570) | (200,988) | (527,818) | (835,790) |
| Mine development costs | (1,045,127) | (422) | (10,671) | (53,910) |
| Purchase of available-for-sale securities | (1,057,976) | - | - | - |
| Reclamation bond | (537,860) | (2,876) | (143,550) | (188,248) |
| Proceeds on disposal of available-for-sale securities | 690,859 | - | - | - |
| | (6,071,752) | (204,286) | 512,663 | (1,049,187) |
| | | | | |
| **Cash and cash equivalents** | | | | |
| Net increase (decrease) | 102,039 | (643,740) | (955,369) | (5,508,025) |
| Beginning of year | - | 745,779 | 1,701,148 | 7,209,173 |
| | | | | |
| End of year | $     102,039 | $     102,039 | $     745,779 | $     1,701,148 |

Recent US GAAP accounting pronouncements

- In June 2009, the FASB issued new guidance, which is now a part of ASC 860-10 (formerly SFAS Statement No 166), to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. The FASB undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (which is now a part of ASC 860-10), that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. This new guidance is effective for fiscal years beginning after November 15, 2009.  This new guidance does not have a material impact on the Company's consolidated financial statements.



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 18. Differences Between Canadian GAAP and US GAAP (continued)

<u>Recent US GAAP accounting pronouncements (Continued)</u>

- In June 2009, the FASB issued new guidance, which is now part of ASC 810-10 (formerly SFAS Statement No. 167), to improve financial reporting by enterprises involved with variable interest entities. The FASB undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (which is now part of ASC 810-10), as a result of the elimination of the qualifying special-purpose entity, and (2) constituent concerns about the application of certain key provisions of ASC 810-10, including those in which the accounting and disclosures under ASC 810-10 do not always provide timely and useful information about an enterprise's involvement in a variable interest entity. This new guidance is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. This new guidance does not have a material impact on the Company's consolidated financial statements.

- In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, Measuring Liabilities at Fair Value ("ASU 2009-05"). This update provides amendments to ASC 820, Fair Value Measurements and Disclosure, for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU 2009-05 is effective for reporting periods beginning after August 28, 2009. This new guidance does not have a material impact on the Company's consolidated financial statements.

- In January 2010, the FASB issued ASU No. 2010-06 ("ASU 2010-06") applicable to FASB ASC 820-10, Fair Value Measurements and Disclosures. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Company's consolidated results of operations, cash flows or financial positions.

- In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements ("ASU 2010-09"), which amends ASC Topic 855 ("ASC 855") to address certain implementation issues related to an entity's requirement to perform and disclose subsequent events procedures. The amendments in ASU 2010-09 remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The new guidance did not have an impact on the Company's consolidated financial statements or results of operations.



**Royal Standard Minerals Inc.**
(An Exploration Stage Company)
**Notes to Consolidated Financial Statements**
**Years ended January 31, 2011, 2010 and 2009**
(expressed in United States Dollars)

## 18. Differences Between Canadian GAAP and US GAAP (continued)

Recent US GAAP accounting pronouncements (Continued)

- In April 2010, the FASB issued ASU 2010-13, Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades ("ASU 2010-13"). ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as liability if it otherwise qualifies as equity. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of this ASU to have a material impact on the Company's consolidated financial statements.